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                                                                    EXHIBIT 99.1


               Description of Named Executive Officer Perquisites

TALX provides certain perquisites to some of our executive officers, including the executive officers named from time to time in our proxy materials. From time to time, these benefits may change as determined by the board or an appropriate Committee of the board. We pay 100% of our group medical and dental insurance premiums for each of the executive officers and his or her immediate family, with no related contribution from the executive officer. We also provide either a cash automobile allowance or a Company-paid leased vehicle to these executive officers. Additionally, we pay premiums for group life insurance for our executive officers in greater amounts of coverage, as determined by a greater multiple of the executive officers' annual base salaries, than we provide for some other employees of the Company.

The aggregate incremental cost to TALX from these perquisites is not expected to exceed $15,000 per executive officer for the current fiscal year.